UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TELLURIAN INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87968A104

(CUSIP Number)

Charif Souki

Tellurian Inc.

1201 Louisiana Street, Suite 3100

Houston, TX 77002

(832) 962-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS: Charif Souki
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 28,875,167
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 28,875,167
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 28,875,167
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.48%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	SCHEDULE 13D	Page 3 of 5

Item 1. Security and Issuer.

The class of securities to which this Schedule 13D relates is the common stock, $0.01 par value per share (“Common Stock”) of Tellurian Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 1201 Louisiana Street, Suite 3100, Houston, Texas 77002.

Item 2. Identity and Background.

(a)	The person filing this Schedule 13D is Charif Souki.

(b)	The principal business address of Mr. Souki is 1201 Louisiana Street, Suite 3100, Houston, Texas 77002.

(c)	Mr. Souki’s principal occupation is serving as Chairman of the Issuer, which is a Houston-based company engaged primarily in the development of a liquefied natural gas, or LNG, export terminal business and related LNG business opportunities centered on the U.S. Gulf Coast.

(d)	During the last five years, Mr. Souki has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Souki has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Souki is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Souki acquired the shares being reported on this Schedule 13D (the “Shares”) in connection with the merger between Tellurian Investments Inc., a Delaware corporation, and River Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer, pursuant to which each of Mr. Souki’s shares of common stock of Tellurian Investments Inc. was converted into the right to receive 1.3 shares of Common Stock.

Item 4. Purpose of Transaction.

The Shares being reported on this Schedule 13D have been acquired by Mr. Souki solely for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)	Shares owned:

a.	Amount beneficially owned: 28,875,167

b.	Percent of class: 14.48%

(b)	Number of Shares as to which Mr. Souki has:

a.	Sole power to vote or direct to vote: 28,875,167

b.	Shared power to vote or direct to vote: 0

c.	Sole power to dispose or to direct the disposition of: 28,875,167

d.	Shared power to dispose or to direct the disposition of: 0

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	SCHEDULE 13D	Page 4 of 5

(c)	There have been no transactions with respect to the Common Stock that were effected during the past sixty days by Mr. Souki except for the acquisition of beneficial ownership of the Shares being reported on this Schedule 13D.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares being reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Mr. Souki is a party to a voting agreement pursuant to which Mr. Souki has agreed to vote his shares in favor of a board designee appointed by TOTAL Delaware, Inc. (“TOTAL”) for so long as TOTAL owns not less than ten percent (10%) of the outstanding Common Stock of the Issuer.

Item 7. Materials to be Filed as Exhibits

Exhibit No.	Description

Exhibit 1	Voting Agreement, dated as of January 3, 2017, by and among Magellan Petroleum Corporation, Tellurian Investments Inc., TOTAL Delaware, Inc., Charif Souki, the Souki Family 2016 Trust and Martin Houston (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 5, 2017).

(Federal Register as of 02-22-2016)

CUSIP No. 87968A104	SCHEDULE 13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Date: 2/21/2017	Signature:	/s/ Daniel Belhumeur
	Name:	Daniel Belhumeur under power of attorney by Charif Souki
Title:

(Federal Register as of 02-22-2016)